Exhibit 99.1

Media Release

IMV announces Annual and Special Meeting of Shareholders voting results

Dartmouth, Nova Scotia; June 29, 2020 – IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company, today announced the voting results from its annual and special meeting of shareholders held on June 29, 2020 (the “Meeting”).

Based on the votes received, all resolutions were accepted including the election of directors, for whom details of the votes are as follows:

Name of nominee	Votes cast FOR	% of votes cast FOR	Votes Withheld	% of votes Withheld
Andrew Sheldon	24,031,180	96.65%	831,947	3.35%
James W. Hall	22,671,885	91.19%	2,191,242	8.81%
Julia P. Gregory	24,738,803	99.50%	124,324	0.50%
Frederic Ors	24,300,178	97.74%	562,950	2.26%
Wayne Pisano	24,454,084	98.35%	409,043	1.65%
Shermaine Tilley	24,738,126	99.50%	125,001	0.50%
Markus Warmuth	24,726,048	99.45%	137,079	0.55%

Shareholders approved the appointment of PricewaterhouseCoopers, LLP, Chartered Professional Accountants, as independent auditor for the Company for the ensuing year and that the board of directors of the Company be authorized to fix its remuneration.

In addition, all amendments to the deferred share unit plan of the Company as described in the management information circular dated May 25, 2020 (the “Circular”) were approved by the shareholders.

Please refer to the Circular available on SEDAR at www.sedar.com for more information on the business transacted at the Meeting. A report on voting results will also be filed on SEDAR.

Departure of Joseph Sullivan Senior Vice President, Business Development

Joseph Sullivan, Senior Vice President, Business Development is leaving IMV to pursue another opportunity. Frederic Ors, Chief Executive Officer commented: ”I want to take this opportunity to thank Joe for his contribution to IMV and wish him the best in his next challenge.”

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046 E: ddavan@imv-inc.com